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                                                 Filed by VA Linux Systems, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                             Subject Company:  Andover.Net, Inc.
                                                  Commission File No.  001-15499

                          PRELIMINARY, 2/23/00 7:50 PM
                   SECOND QUARTER FISCAL 2000 EARNINGS RELEASE
                         CONFERENCE CALL SCRIPT, 2/24/00


Introduction and brief instructions by conference call service.


TODD:

     Good afternoon, I'm Todd Schull, Vice President and CFO of VA Linux Systems. Thank you for joining us today on our first earnings conference call as a publicly held company. With me is Larry Augustin, CEO & Founder of VA Linux Systems.

     By now you've likely seen our earnings release distributed over Business Wire and the major wire services at the close of market today. For your convenience, the press release has also been posted on our Web site at www.valinux.com. In addition, the replay of this conference call will be available on our website later this afternoon. The replay of this call will also be available over the phone by dialing (719) 457-0820. The replay passcode is 905642.


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     Forward-looking statements during this call are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, management's plans and objectives for future operations, product plans and performance, management's assessment of market factors, and statements regarding the strategy and plans of VA Linux and its strategic partners, constitute forward-looking statements which involve risks and uncertainties. These risks and uncertainties include, without limitation, VA Linux's limited operating history and the evolving market for Linux-based systems; the risks associated with VA Linux's dependence upon an open source business model; reliance on sales of server products; continued market acceptance of Linux; continued reliance upon independent third-party Linux developers; management of growth; reliance upon strategic relationships and ability to implement specific terms relating to them; reliance on our single source contract manufacturer; governmental clearance and successful integration of the Andover.net and any other acquisitions; competition with larger and more established companies, particularly those with announced Linux strategies; continued introduction of new products; expansion of VA Linux's business focus and operations, particularly internationally; our ability to attract and retain qualified personnel - especially in the areas of professional services and overseas; the enforceability of the GNU General Public License; the scarcity of Linux-based applications; the risks of economic downturns generally; the risks associated with competition and competitive pricing pressures; the viability of the


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Internet and of our web-based businesses as profit-making entities; and other risks detailed in VA Linux's filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's web site at http://www.sec.gov.

     Our agenda today is as follows. First, Larry will reacquaint you with the company by providing a brief overview of VA Linux. I will then discuss our financial results in some detail, and then turn the call back to Larry who will comment on our accomplishments during the fiscal quarter, including our pending acquisition of Andover.net and our strategy going forward. We'll then open the call for your questions.

     Now, I would like to turn the call over to Larry Augustin, CEO & Founder of VA Linux.


LARRY:

     Thanks Todd, and thank you for joining us today. First, I would like to thank our customers, employees and suppliers for our strong financial results. I also want to thank our shareholders for their support and belief in our business model. Finally, I want to thank the legions of people who make up the Open Source Community for their enthusiasm and support of the open source movement and, more specifically, VA Linux Systems.

     Net revenue for the second fiscal quarter of fiscal year 2000 were a record $20.2 million dollars, up 537% year over year and 36% sequentially. We added a number of strategic partners, dramatically grew our customer base and service business, and released SourceForge(TM), the world's largest open source


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development center and home to nearly a third of the known open source projects after less than a quarter of operation. In addition, in the first week of February, we announced our pending acquisition of Andover.net. Our financial results confirm our belief that the demand for Linux solutions is strong and accelerating.

     As you all are aware, on December 9th, 1999 VA Linux Systems traded on the Nasdaq National Market for the first time under the symbol LNUX. Our successful IPO raised $141 million dollars.

     Since 1993, VA Linux has been -- and continues to be -- an acknowledged leader in the Linux and open source solutions business. We offer hardware, software, and services based on Linux and other Open Source Software. Our Web presence is a key enabler to our business. We intend to grow all aspects of our business aggressively, both organically and though acquisitions. We are rapidly expanding our internal capabilities to provide greater professional services, a broader product line and to increase our Web capability. This also means that we will seek acquisition opportunities that will advance our intitatives in each of these areas.

     It is our belief that Linux is the future. According to IDC, shipment of the Linux operating system, with a growth rate of 92% in 1999, grew four times faster than shipments of any other operating system. Linux is second only to Microsoft NT in market share. Further, IDC reports that Linux is the only OS gaining market share.

     We are confident that VA Linux is positioned to capitalize on this high growth market. Over the last fiscal quarter our net revenues grew 36% as



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compared to the previous fiscal quarter which is faster than the growth in net revenues of any other public Linux company.

     Now I would like to turn the call back to Todd to discuss our financial results in more detail.

TODD:

     Thanks Larry.

SALES ANALYSIS:

     Net revenue in the second fiscal quarter of fiscal 2000 grew sequentially by 36.0% to a record $20.2 million dollars on the strength of our server products when compared with net revenue for the previous fiscal quarter. Virtually all our sales are to customers in the United States and Canada.

     VA Linux sells Linux expertise. This expertise is based upon our knowledge of Linux and other open source software and is delivered through sales and support of our hardware and through the delivery of professional services. Our three-year target is to derive at least 10% of our revenue from the delivery of professional services. In the second fiscal quarter, Professional Services revenue contributed $300,000, representing 1.5% of total revenue, up from 0.2% of revenue in the previous fiscal quarter. Based on the strength of our service backlog in the second fiscal quarter we expect that professional service revenue will represent approximately 5% of our revenue in the next fiscal quarter.

     VA Linux has targeted the internet market for strategic emphasis. This segment includes customers in the ISP, ASP, web caching and e-tailing



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businesses. In the second fiscal quarter, sales to customers in this segment represented 61% of our revenue. The scientific market is also an important market for us and represented 15% of our revenue. These two market segments will continue to be the focus of our sales efforts.

     In the last fiscal quarter we added several new customers to our account base. The strength of our new customer additions enabled us to generate 49% of revenues from new customers, an increase of 8 percentage points from the previous fiscal quarter. The addition of these new customers reflects our efforts to diversify our customer base. No customer represented more than 10% of sales for the second fiscal quarter. Further, the top 10 customers represented 41% of total sales, down from 9 percentage points from the previous fiscal quarter. Our largest customers for the second fiscal quarter were Akamai Technologies, NetLedger, Vstream, Abba Technologies, and C/Net.

MARGIN ANALYSIS:

     Gross margins in the second fiscal quarter improved to 14.0% from 13.2% in the previous fiscal quarter. The improved margins were due to lower component costs and continued leverage of our manufacturing and customer support infrastructure, offset partially by project startup costs for the launch of our new FullOn 2X2 server. There was no significant contribution from services to gross margins during this fiscal quarter. We expect continued sequential improvement in our gross margins going forward due to increased revenues from our professional services, increased unit volumes which allow us to gain certain cost advantages, and the introduction of new products.


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     The operating loss for the second fiscal quarter, excluding deferred compensation expense, was $8.4 million dollars or 41.4% of revenue, an improvement of 8.2 percentage points from the previous fiscal quarter. The operating loss, including deferred compensation expense, was $12.6 million dollars. As planned, we continued to invest in our infrastructure to support future growth activity.

     Sales and Marketing expenses were 35.2% of sales, up 1.1 percentage points from the previous fiscal quarter, primarily due to non-recurring non-cash charges that totaled approximately $1 million dollars. The non-recurring non-cash charges were associated with stock options issued for recruiting and marketing services incurred prior to our IPO. Excluding the one-time non-cash charges, Sales and Marketing expense would have been 30.0% of sales, or 4.1 percentage points less than the previous fiscal quarter. Sales and marketing expense is expected to increase next fiscal quarter after removing the impact of non-recurring charges in the second fiscal quarter, but is expected to decline as a percentage of sales.

     Research and development spending was 12.0% of sales, down 6.7 percentage points from the previous fiscal quarter. The decrease was a result of lower spending for prototype material, offset somewhat by an increase in hiring. The lower spending for prototype material was due to timing, as few of our current development projects were in the prototyping phase during this fiscal quarter. We expect a significant increase in R&D spending next fiscal quarter as these projects transition into the prototype phase.


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     General and administration expense was 8.2% of sales, down 1.9 percentage points from the previous fiscal quarter. Although general and administrative expense decreased as a percentage of sales from the previous fiscal quarter, absolute spending increased with the addition of new hires and other variable spending. We expect general and administrative expense next fiscal quarter to increase in absolute dollars and to remain consistent as a percentage of sales with this fiscal quarter's performance.

     Deferred compensation expense for the second fiscal quarter was $4.3 million dollars. We expect deferred compensation expense to be $4.6 million in each of the next two fiscal quarters.

ASSET MANAGEMENT:

     Asset management has been a big priority for us and we have developed a high-velocity manufacturing model. Inventory has been virtually eliminated as we transitioned more of our manufacturing to our contract manufacturer. Our contract manufacturer now produces virtually all of our products.

     Accounts receivables Days Sales Outstanding was 52 days, up 7 days from the previous fiscal quarter due to the lack of shipment linearity. DSO measured on a step back method was 46 days. Our cash balance at the end of our second fiscal quarter was $148 million dollars.

     And now, I'd like to turn the call over to Larry to comment on our accomplishments and strategy going forward.


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LARRY:

     Thanks Todd.

     As you can see, we've had an excellent quarter with strong financial results. We're also very proud to have driven inventory to zero, executing on a high-velocity zero friction model in our systems business. We're executing to our business model. As we conclude here today, I'd like to take the opportunity to review that business model, and give you some direction on our strategy going forward.

     There are four major aspects to our business: systems, software, services, and the Web. All of these work synergistically together to allow us to offer complete solutions to customers. Those pieces are built around a focus of expertise in Linux and Open Source. We believe this integration of our focused expertise will allow us to grow our business faster than any other company centered on Linux.

     On the systems side, VA offers the customer a full-service single point of contact. Our systems customers see a single point of accountability for all hardware and software, differentiating us from pure hardware or pure software vendors. It builds customer loyalty, and feeds customers to our services and Web businesses. This allows us to identify the needs of leading edge customers faster, and allows us to identify opportunities for our software, services, and Web businesses. Our recent wins at ASP customers like Netledger, ActiveGrams,


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and Vstream and continued strong support from customers like Akamai demonstrate our success with our systems. Why VA? Because we can offer advanced, fully supported, built-to-order Linux systems, professional services, and in many cases, the custom software loads ASP's require.

     In software, VA continues to demonstrate technical leadership as evidenced by the release of Linux for Intel's next generation IA-64 processor, Itanium. VA Linux is the project lead for the Linux port to IA-64. Why VA? Because of our expertise in Linux and Open Source software. This project is not only on time, it has just been released to the open source community, well ahead of developer availability of Windows 2000/64. We believe that this will result in better, more stable VA systems for Itanium when it ships and software consulting to companies who value our Linux expertise.

     Our services business continues to show strong growth. As Todd mentioned previously, the strength of our service backlog in the quarter has caused us to accelerate our expectations for professional services revenue to approximately 5% of our revenue in the next quarter. Our recent announcement with Hewlett-Packard demonstrates the success we are having with professional services. We announced a collaboration with Hewlett-Packard in a significant professional services engagement to help them port their printer software to Linux and open source. Why VA? Our Linux and open source methodology expertise, and our recently introduced web development center, SourceForge.

     We took a major step last quarter in our Web strategy with the announcement of that SourceForge development site, and more recently with the


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announcement of our pending acquisition of Andover.net. SourceForge is a key enabler for service contracts, as demonstrated by our collaboration with Hewlett-Packard. With about a third of the known open source projects being developed there so far, SourceForge has already become the single most important development center in the world of open source. Why VA? We had the right systems, software and web expertise to enable it, and we have built a strong goodwill alliance with this key developer community.

     We believe that the future of software is collaborative development over the Internet. Andover.net plus VA Linux together create significant critical mass in talent and focus toward building a center for software development on the Internet, effectively a "Yahoo for developers." Collectively, we own and operate a significant number of the key open source developer networks. Our sites are at the center of the open source development methodology, in real coding as well as open dialog between developers. The revolutionary part about open source is that it disintermediates software companies; it puts deployers directly in touch with developers. It's D to D commerce. By managing this network, VA will have an unparalleled opportunity to benefit from the growth of Open Source and the developer community. At the same time, more and better software will be available, accelerating growth in our systems and services businesses.

     In conclusion, we have a business model that we believe allows us to grow faster than any other company centered on Linux. We're executing to that model. We are planning to grow all areas of our business -- systems, software, services and web - aggressively this year, both organically and through acquisition.


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     At this time, we would like to open up a question and answer session.
Operator, please provide the instructions on how to queue for questions.

VA Linux Systems, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Andover.Net shareholders with respect to the transactions contemplated by the merger agreement related to the acquisition of Andover.Net, a copy of which has been filed with the SEC as an exhibit to VA Linux's Form 8-K dated February 14, 2000. Information regarding such officers and directors is included in VA Linux's S-1 Registration Statement filed with the SEC on December 9, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the VA Linux contact listed below.

Andover.Net, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Andover.Net shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Andover.Net's S-1 Registration Statement filed with the SEC on December 3, 1999. This document is available free of charge at the SEC Website at www.sec.gov and from the Andover.Net contact listed below. In addition, fifty percent of the unvested options held by employee officers and directors of Andover.Net will vest as a result of this transaction. It is also anticipated that Andover.Net's officers and employee directors will enter into employment/non-competition agreements with VA Linux. These agreements have been neither negotiated nor executed as of the date of this filing.

SHAREHOLDERS OF ANDOVER.NET AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY VA LINUX SYSTEMS, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM VA LINUX AND ANDOVER.NET.


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